Exhibit 99.3

Offer to Exchange Up to 1,451,158 Shares of Common Stock
of
AMERICAN INDEPENDENCE CORP.
for
Shares of Independence Holding Company Common Stock
by
INDEPENDENCE HOLDING COMPANY
at an Exchange Ratio of One Share of American Independence Corp. Common Stock for 0.667 Shares of Independence Holding Company Common Stock

Pursuant to the Prospectus dated , 2011

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON , 2011, UNLESS THE OFFER IS EXTENDED.

, 2011

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been engaged by Independence Holding Company, a Delaware corporation ("IHC"), to act as Information Agent in connection with IHC's offer to exchange up to 1,451,158 shares of common stock (the "AMIC Shares") of American Independence Corp., a Delaware corporation ("AMIC"), at an exchange ratio of one AMIC Share for 0.667 shares of IHC common stock, stated value $1.00 per share (the "IHC Shares"), upon the terms and subject to the conditions set forth in IHC's Prospectus, dated , 2011 (the "Prospectus"), and the related Letter of Transmittal (which, together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). We are asking you to furnish copies of the enclosed materials to your clients for whom you hold AMIC Shares whether the shares are registered in your name or the name of your nominee.

As discussed in the Prospectus, IHC is not conducting the Offer in any jurisdiction where the Offer would be illegal under the laws of such jurisdiction.

For your information and for forwarding to your clients for whom you hold AMIC Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. the Prospectus;

2. The Letter of Transmittal, including a Substitute Form W-9, for your use and for the information of your clients;

3. The Notice of Guaranteed Delivery to be used to accept the Offer if AMIC Shares and all other required documents cannot be delivered by Broadridge Financial Solutions, Inc. (the "Exchange Agent") prior to the expiration date (as defined in the Prospectus) or if the procedure for book-entry transfer cannot be completed prior to the expiration date;

4. A form of letter which may be sent to your clients for whose accounts you hold AMIC Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup federal income tax withholding; and

6. Return envelope addressed to the Exchange Agent.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON _______________, 2011, UNLESS THE OFFER IS EXTENDED.

IHC will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Exchange Agent as described in the Prospectus) for soliciting tenders of AMIC Shares pursuant to the Offer. IHC will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers IHC will pay all stock transfer taxes applicable to its purchase of AMIC Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal. If holders of AMIC Shares wish to tender their shares, but it is impracticable for them to do so prior to the expiration date, a tender may be effected by following the guaranteed delivery procedures described in the Prospectus.

In order to accept the Offer, a duly executed and properly completed original Letter of Transmittal and any required signature guarantees, or an agent’s message (as defined in the Prospectus) in connection with a book-entry delivery of AMIC Shares, and any other required documents, should be sent to the Exchange Agent prior to the expiration date.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover page of the Prospectus. You can also obtain additional copies of the Prospectus, the related Letter of Transmittal and the Notice of Guaranteed Delivery from the Information Agent.

Very truly yours,

Morrow & Co., LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF INDEPENDENCE HOLDING COMPANY, THE INFORMATION AGENT OR THE EXCHANGE AGENT, OR OF ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.